

03024609

82- SUBMISSIONS FACING SH[EET]

6/30

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Northwest Company Fund

*CURRENT ADDRESS: Gibralter House
77 Main Street
Winnipeg, Manitoba R3C 2R1
CANADA

**FORMER NAME: —

**NEW ADDRESS:

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 34737 FISCAL YEAR 1/26/02

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: NM

DATE : 7/16/03



NORTH WEST COMPANY FUND

2001 ANNUAL REPORT

vision growth value









2001 financial highlights

in thousands of Canadian dollars

Fiscal Year	2001 52 weeks	2000 52 weeks	1999 52 weeks
Results for the Year			
Sales and other revenue	**$ 704,043**	$ 659,032	$ 626,469
Trading profit (earnings before interest, income taxes and amortization)	**70,535**	63,886	59,956
Earnings	**29,015**	28,134	27,957
Pre-tax cash flow	**56,957**	48,844	46,747
Financial Position			
Total assets	**$ 432,033**	$ 415,965	$ 387,537
Total debt	**151,581**	175,792	171,475
Total equity	**219,524**	190,973	169,905
Per Unit ($)			
Earnings for the year	**$ 1.95**	$ 1.89	$ 1.86
Pre-tax cash flow	**3.82**	3.28	3.12
Cash distributions paid during the year	**1.455**	1.44	1.44
Equity	**13.61**	13.00	11.33
Market price – January 31	**17.20**	13.00	12.00
– high	**17.50**	13.00	15.95
– low	**12.75**	9.80	11.25
Financial Ratios			
Debt to equity	**0.69:1**	0.92:1	1.01:1
Return on net assets*	**12.7%**	11.5%	11.6%
Return on average equity	**14.9%**	15.2%	16.8%

*Earnings before interest and income taxes as a percent of average net assets employed

All currency figures in this report are in Canadian dollars, unless otherwise noted.


Sales & Other Revenue
$ in millions
800
600
400
200
0
626
659
704
1999
2000
2001


Trading Profit
$ in millions
80
60
40
20
0
60
64
71
1999
2000
2001


Pre-Tax Cash Flow
$ in millions
80
60
40
20
0
47
49
57
1999
2000
2001


Earnings Per Unit
$2.00
$1.60
$1.20
$0.80
$0.40
0
1.86
1.89
1.95
1999
2000
2001

we blanket the north...

Store Banners



136 Stores
Northern is a combination food and general merchandise store format located in remote, northern Canadian communities.



5 Stores
The NorthMart format is targeted at larger, regional northern markets and offers an expanded selection of merchandise.



Each year more than 250,000 copies of the "Selections" catalogue are distributed across northern Canada featuring everything from guitars and snowmobiles to computers and wedding dresses.



7 Stores
Quickstop convenience stores offer prepared foods, petroleum products and a full convenience assortment with a selection carefully tailored to local needs.



23 Stores
The Company's subsidiary, Alaska Commercial Company, operates AC Value Centers in communities throughout "bush" Alaska.



2 Stores
In 2001, The North West Company entered into a preliminary agreement with *Giant Tiger Stores Limited*, a leading family discount store retailer in eastern Canada.



3 Branches
These stores leverage the rich history of The North West Company by offering native handicrafts and authentic Canadian heritage products, as well as the procurement of wild furs.

INUIT ART MARKETING SERVICE
This is the largest wholesale distributor of Inuit art in the world, offering an outstanding selection of carvings to galleries and boutiques.



THE NORTH WEST COMPANY

with the world's broadest range of products and services:

Snowmobiles



With sales of nearly $10 million, we are the largest seller of *Bombardier* snowmobile products in Canada.

Furniture



Our $16.5 million furniture business is expected to grow by 10% through an alliance with *Dufresne Furniture & Appliances*.

Northern Financial


CASH

Over 450,000 cash withdrawal transactions were processed in our stores last year, making this one of our most important financial services.

Apparel



NWC is a leader in junior branded fashions. For example, we sell more *FUBU* branded apparel and *Sketchers* branded shoes outside of urban centres than any other retailer.

our mission: pursuing profitable growth

We are the leading retailer serving remote, northern communities. Our vision is to grow with our customers as their first shopping choice and be the most successful small market retailer in North America.

growing with the north

Population Under 25 Years of Age

comparison of Canadian average vs. NWC markets average


33%
of Canada
52%
of NWC Markets

Northern Subs



We sold 700,000 Northern ...ed subs, sandwiches and ...urgers in 2001. Our best seller – two cheeseburgers for $3.49.

Milk and Bread



A commitment to being in-stock on basics produced sales of over 500,000 jugs of milk and 2,000,000 loaves of Northern white bread in 2001.

Meat



Meat product sales exceeded $50 million in 2001. In 75 smaller stores, the best value is fresh beef and pork cut to NWC's exact weight standards, then flash frozen for optimum food safety.

Bananas



At sales of over $3.0 million, bananas are our best selling produce item representing over 25% of fresh fruit sales.

creating value





Our performance in 2001 showed the strength of our people working to a common purpose, the importance of sound execution and the value of financial discipline. The result was a year of milestones as we grew our market share, revenue base and earnings to record levels. Above all, we moved closer to our goal of consistently delivering more value to our customers, employees and investors.

The year had many highlights to be proud of:

- Sales grew by 6.8% to over $700 million, driven by industry-leading same store gains in our food business and superior performance from our larger ticket general merchandise categories.
- Trading profit increased 10.4% to $70.5 million and trading profit margins increased from 9.7% to 10.0% as we continued to leverage our market knowledge and store asset base.
- Pre-tax earnings were up 28.3% as we reduced debt levels and benefited from lower interest rates.
- Total returns to investors were 46.2% in 2001, the fourth year in the last five that we have delivered annual returns of more than 15% and out performed both the TSE 300 composite index and the TSE 300 merchandising sub-index.
- A $56.7 million new issue and secondary offering of North West Company Fund units was successfully completed, creating more liquidity for investors and providing sufficient capital to meet our growth needs while maintaining a solid balance sheet.
- Our Alaskan retail store division kept pace with Canada, delivering a 33.4% increase in trading profit which was achieved almost entirely from same store market share gains.
- We opened two *Giant Tiger* discount stores in Manitoba allowing us to assess our potential to grow this format in western Canada.
- An even bigger and better "Wintering Partners" conference was held in September, bringing over 440 vendors, store and head office people together as a team to focus on getting sales.
- We received the inaugural "Lieutenant-Governor of Manitoba Award for the Outstanding Contribution to the Community by a Manitoba Business," a recognition of the active commitment and caring demonstrated by our people.

Core Store Growth

Our greatest opportunity for growth is within the expanding communities we already serve in northern Canada and Alaska. In 2001, we completed the transition of 26 stores to our new format of increased selling space and equipment dedicated to food and other everyday products that our customers expect first from their local retailer.

We believe that being able to locally offer a broad range of everyday products is a key competitive advantage. We also recognize that the cost and expertise required to execute this are very high. This is where our alliance strategy comes in. Last year we continued to develop partnerships with leading, non-competing retailers, most notably *Dufresne Furniture & Appliances* of Winnipeg and *Giant Tiger Stores Limited* of Ottawa. We expect the result to be more profit and growth within a year of creating each new alliance, net of the transition costs.



Product mix is a key element to the success of our core store growth. Our principle is simple – "value to our customer and value to us". Making this happen means creating an ever-expanding line-up of "winning" everyday items in our stores while cutting back on products and services that can't meet this value equation. The biggest growth area in 2001 and beyond is in lower price point merchandise that better matches the low income and necessity shopping needs of our primary customer. A great example of this is the phenomenal success of our "Northern Best Value" and "Exclusive Selections" families of 43 deli and frozen food items.

Over the last two years, we have become increasingly focused on enhancing our store level selling ability. We started in 2001 with changes to local management compensation. This year we will start to centralize or automate our store-based accounting, point-of-sale, consumer credit and staff scheduling systems. We are confident that this will result in a major increase in time and resources dedicated to selling. To maximize this potential, our priority will be on teaching more consistent and effective work methods. This project will touch every store and management employee in the Company as we begin to set up best practice store training sites by the end of the third quarter.

"To help maximize our selling potential, we are using 'best practice' stores to teach more consistent and effective work methods."

New Growth

We expect our overall growth to further accelerate as we continue to develop new services and markets. Earnings contribution from our financial services business, including our credit card operations and cash services, has grown at a compound annual rate of 46% over the past three years and now represents 13% of our trading profit. To sustain this growth, we continue to promote the use of our own credit cards and we've created a tax preparation service alliance with *H&R Block*. In addition, as part of our new credit system rollout in 2002-03, we will be able to create databases to help us strengthen long-term relationships with our customers.

Frontier Expeditors (FE), our wholesale division in Alaska, represents 10% of Alaska Commercial Company's sales. FE had a very poor year due to debt loss from selling tobacco to *Kmart* and improper handling of tobacco taxes in prior periods. Nevertheless, we like this business. Food wholesaling enhances our food buying power. It extends our reach into remote, rural and urban neighbourhood markets that do not fit with our corporate store banners and which are increasingly less important to larger wholesalers. Wholesaling enables us to offer these customers a one-stop range of general merchandise that is typically not available from existing providers. The growth rate of our wholesaling business will depend on acquisition opportunities. At a minimum, we expect to grow organically at a 15% annual rate over the next three years.

We are spending more time and effort on select complementary growth opportunities. While our core stores can deliver above average returns, we believe there is risk attached to relying on same store sales as our sole long-term growth engine. Our two store *Giant Tiger* test is based on a proven eastern Canadian retail concept that primarily targets low income shoppers, as we do in the North, while leveraging our existing food buying and distribution infrastructure. We are very pleased with consumer acceptance to date and we will decide before mid-2002 on whether to add more stores under a master franchise agreement with *Giant Tiger.*

"We are spending more time and effort on other select complementary growth opportunities."

Looking Forward

Uncertainty and a slowdown in the North American economy did not affect our growth last year. Similarly, the strength of any recovery is unlikely to be a major business factor for us in 2002. If sustained, lower oil prices will free up consumer spending in the North and will dampen price inflation caused by energy-related cost pressures in 2001. Local and regional governments in the North will be strained to manage their budgets and this will limit discretionary public sector spending in several locations. The Mackenzie region will continue to benefit from natural gas exploration and development. We will ensure our share of this spending through major upgrades to our largest stores in this region.

Our target for increases in core store revenue is 5% in 2002. Making this happen will again depend on execution and adherence to our value principles. This won't make headlines but will make us the first choice for more of the everyday shopping needs of more northern shoppers. For our unitholders, achieving this goal should again deliver superior returns.

Our People

We are especially proud of the accomplishments of The North West Company's employees. Our greatest advantage is their knowledge – applied with enthusiasm and commitment. After major changes to our organization over the past few years, we believe we are well on the way to developing a blend of skills and teamwork that is second to none, with the potential to outperform our competition next year and in the future.

This year will see the departure of two Board members: Ray Doré and Lloyd Barber. As directors, Ray and Lloyd have contributed 26 total years of service to North West. They have been instrumental in setting the successful direction that we are following today and we thank them for this.

EDWARD S. KENNEDY, PRESIDENT AND C.E.O.

IAN SUTHERLAND, CHAIRMAN

APRIL 19, 2002

INTRODUCTION

a plainer, more direct md&a

This year we have made some important changes to the MD&A. We've taken what is often a complex section of an annual report and made it friendlier and easier to read. We've also expanded discussion on The North West Company's (NWC; or the Company) strategies and plans.

We've changed the design to lighten up the layout, increasing the number of subheads and charts to allow readers to navigate more easily through the text. We've made a concerted effort to use plainer, more direct language, speaking directly to issues that we know concern investors most.

The introduction last year of interim MD&As, whereby public companies now discuss their quarterly results in an MD&A format, has allowed us to focus more on longer-term performance issues in this document. That's why there is more commentary on our business environment, the growth strategies that we are pursuing, and on our ability to be successful in what we set out to do. We have tried to better explain our performance in terms of our longer-term strategies and in view of the dynamics that are changing our business.

This approach follows the spirit of new guidelines on MD&A disclosure proposed by the Canadian Institute of Chartered Accountants (CICA). These guidelines are voluntary, and they haven't yet been adopted by the CICA, but we expect they will exert an important influence over company MD&As in the years to come.

We've chosen not to wait. The enhancements that we have made reflect values that have always been important to The North West Company – values such as openness, leadership and enterprise.

Please let us know if the changes make this a better MD&A for you. You can forward your views to our Assistant Corporate Secretary Linda Peever at the head office address listed on the inside back cover of this report, or e-mail us at *lpeever@northwest.ca*.

NORTH WEST COMPANY FUND STRUCTURE

our structure helps us to deliver better returns


Trading Profit
$ in millions
$70
$60
$50
$40
$30
$20
$10
0
40
41
48
51
48
59
57
62
60
64
71
1991
1992
1993
1994
1995*
1996
1997
1998*
1999
2000
2001

* before unusual item

In 1996, we began to consider alternate corporate structures that would allow us to improve total investor returns by efficiently distributing more of our cash flow directly to our shareholders. The North West Company had consistently generated strong cash flow from operations, increasing at a compound annual rate of 8.2% between 1991 and 1996. Trading profit (earnings before interest, income taxes and amortization) had grown at a compound annual rate of 8.4% from $39.6 million in 1991 to $59.4 million in 1996.

We were paying quarterly dividends of $0.10 per share and had earnings of $1.18 per share. However, our share price was only $11.00 at the end of 1996, less than 10 times earnings. We believed investors were paying higher multiples for larger cap retailers that were perceived to have better growth prospects while paying less attention to proven, successful smaller cap companies like ourselves. We were also concerned that our trading volumes were low and that this lack of liquidity had also depressed share values. We believed the traditional share capital corporate structure was a key barrier to dealing with these issues and unlocking more value for our shareholders.

NWF Structure


NWF
100% of NWC Common Shares
$205 Million NWC Notes

"Since our Fund structure was created, cash payments to unitholders have more than tripled."

To address this situation, North West Company Fund (the Fund) was created on March 27, 1997 when our shareholders exchanged their shares of NWC for 100% of the issued units of the Fund, at a value of $11.70 each.

Under the old corporate structure, dividends were paid from earnings, which were subject to corporate tax, generally at a rate of about 44%. In effect, the corporate tax paid by the Company reduced the amounts that could be paid as dividends. Dividends were then also subject to tax in the hands of shareholders at the dividend tax rate.

Under the current Fund structure, the Fund owns 100% of the equity and the note issues of the Company. Quarterly distributions are paid from interest that the Fund earns on the notes issued by the Company and dividends from its equity investment in the Company.

The benefit of the Fund structure, unlike a traditional corporation, is that the Fund does not pay tax on income passed on by way of distributions to its unitholders. We can make distributions to our unitholders at a higher pre-tax rate compared to after tax dividends, without any change to our cash flow. All Fund income, less Fund expenses, is distributed to unitholders during the year by quarterly payments, thereby reducing the taxable income of the Fund to zero. The income maintains its interest income or dividend income characteristics and is taxable to our unitholders based on how the investment is held and the taxability of the unitholders. This makes the investment particularly appealing to those holding their units in sheltered investments such as pension funds or RRSPs.

The following table compares how much was paid out per share/unit in annual dividends and distributions before and after the creation of the Fund in March 1997. Cash payments by way of distributions and dividends have more than tripled since 1996, from $0.40 per share to $1.455 per unit last year. During this period, we have also increased the funds reinvested in the Company to sustain and grow our business from $1.63 per share in 1996 to $2.29 per unit in 2001.

Fiscal Year	1996	1997	1998	1999	2000	2001
Cash flow from operations $	2.03	2.40	3.47	2.99	3.21	**3.74**
Payout $	0.40	0.60	1.00	1.44	1.44	**1.46**
Payout %	19.7	25.0	28.8	48.2	44.9	**39.0**
Reinvested $	1.63	1.80	2.47	1.55	1.77	**2.29**

These increased distributions have been financed by earnings growth and from tax savings due to the deductibility of the interest on the notes. The Company's tax saving per unit on interest paid to the Fund was $0.33 for the 1997 fiscal year, increasing to $0.64 in 2001.

The distribution policy of the Fund is to distribute the Fund's interest and dividend income, less expenses, to unitholders in cash as long as the Fund maintains an acceptable debt to equity ratio, core business prospects remain positive and there are sufficient cash flows retained for new growth.

During 2001, unitholders received quarterly cash distributions of $0.36 per unit on March 15, June 15, September 15 and a final cash distribution of $0.375 per unit on December 15. The distributions for 2001 totaled $1.455 of which $1.4274 was interest income and $0.0276 was dividend income. The quarterly distributions of $0.375 per unit are expected to be maintained for 2002 and will likely be over 98% interest income.



Quarterly Cash Distribution and Unit Price
$ distribution per unit
unit price
$0.60
$0.45
$0.30
$0.15
0
$20.00
$15.00
$10.00
$5.00
$0.00
11.25
14.50
14.00
14.00
15.90
15.60
13.60
15.50
14.75
15.40
13.30
11.00
11.30
10.90
14.75
15.20
16.00
17.20
0.175
0.22
0.25
0.25
0.25
0.30
0.30
0.30
0.30
0.54
0.30
0.30
0.30
0.54
0.36
0.36
0.36
0.38
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1997
1998
1999
2000
2001
1997-2000 Cash Distributions
2001 Cash Distributions
Unit Closing Price

"2001's fourth quarter had the highest quarterly volume of units traded in the last five years."

At the beginning of the year, the Fund held an investment in the Company of $175.0 million in subordinated notes at an interest rate of 12.5% plus $10.5 million in preferred and common shares. The Fund raised an additional $19.7 million in equity during the fall of 2001 issuing 1,435,000 units through a public treasury offering. The net proceeds were invested in the Company which, along with restructuring of the share capital, allowed NWC to issue a new series of notes for $30.0 million at an interest rate of 13.0% to the Fund. The Company pays interest to the Fund on a semi-annual basis on March 15 and September 15. Interest on the notes is tax deductible by the Company. The impact of this tax saving to the Company on earnings of the consolidated operations of the Fund was $0.64 per unit in 2001 and 2000.

The Fund's units have outperformed the 300 index of the Toronto Stock Exchange and the TSE merchandising sub-index for the past five years. For the five years ending January 31, 2002, the Fund produced a total return of 141% compared to 35% for the TSE 300 and 45% for the TSE 300 merchandising sub-index.



Units Traded by Quarter
millions
2.5
2.0
1.5
1.0
0.5
0
2.1
1.9
1.1
1.2
1.9
1.0
1.0
0.7
0.5
0.5
1.1
0.8
0.5
0.8
1.8
1.7
0.9
1.0
0.8
2.1
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1997
1998
1999
2000
2001

The public offering of units in the fourth quarter of 2001 has increased liquidity by exposing the Fund to a broader range of investors and by enabling a large unitholder that had held its shares since 1987 to realize on its investment, which was no longer consistent with its investment mandate.

The chart on the left illustrates the units traded by quarter from 1997 to 2001 and shows the improvement in trading volumes in the fourth quarter of 2001 compared to the level in the previous quarters.

our markets are healthy


Communities by Population Size
Total NWC market area
31%
500 – 1,000
34%
1000 – 2000
15%
2,000 – 5,000
7%
over 5,000
13%
Under 500

Our core market consists of small communities located in remote areas across northern Canada and Alaska. Within this market, we are the largest retail chain and typically have a dominant local position.

Our core market features a high concentration of young and growing families. The population growth rate is twice the average growth rate in Canada and the United States. In addition, the average age of the Company's customers is 10 years younger than that of the populations of Canada and the U.S. These characteristics are expected to continue over the next five to ten years, providing the Company with an attractive base from which to grow same store sales.

The largest source of customer income is derived from government transfers. This consists of social assistance, family benefit payments, old age security and income related to employment with local public services, such as schools, health facilities, municipal government and transportation. These income sources are stable and predictable, contributing to the Company's track record of low earnings volatility.

Other important sources of customer income are public works spending, distributions from capital funds and resource industry employment. Public works spending is financed by federal and provincial or state governments. Although there is a shortage of basic infrastructure in the North, most notably housing, spending has grown at a lower rate due to government fiscal constraints. Looking ahead three to five years, the Company expects a slight improvement in this situation due to pent up demand, political pressure and greater fiscal flexibility.


Population Distribution by Age
as a percentage of the total population
50%
40%
30%
20%
10%
0%
27
45
33
29
30
30
27
19
29
17
6
8
Under 20
20 – 39
40 – 59
60 and above
Canada
Northern Canada
Alaska

Distributions from capital funds (land claim settlement funds and funds created by the sale or taxation of natural resources) are growing sources of customer income. Payments are typically made to "birthright" beneficiaries or other qualifying residents. The largest capital pool is the Alaska Permanent Fund, valued at approximately $25 billion U.S. This fund pays out an annual dividend of between $1,500 U.S. and $2,000 U.S. per Alaskan resident every October. The payment in 2001 was $1,850 U.S. compared to $1,964 U.S. in 2000.

Other sizeable capital pools are controlled by regional Aboriginal organizations. Recent oil and gas lease sales in the Mackenzie region of Canada and hydro development agreements in northern Manitoba and northern Quebec have resulted in new capital funds in these areas.

Resource industry employment is the income source for 20% of our sales base. This is divided between commercial fishing in Alaska, oil and gas development in Canada's Mackenzie region and a handful of lumber, mining and pulp and paper industry-based communities. The short to medium term prospects for this sector are positive, led by the possible development of a Mackenzie Valley gas pipeline. Resource industry employment is site or region-specific and can vary with the season or success of the project.

Our main competition comes from two sources: significant local retailers that are present in 80% of our locations, and retailers based in larger urban centres, also known as "outshopping markets." Customers will typically shop locally for most, if not all, of their everyday perishable needs. These include produce, fresh meat, dairy and frozen foods. Low value, basic consumable products and services, such as hardware and household needs as well as cheque cashing and cash withdrawal services, are also purchased locally.

We Know our Customers


Necessity, Impulse Shoppers
60%
Selection Shoppers
25%
Trend-Driven Youth Shoppers
15%

Local competition in these "local shopping" product categories varies depending on the quality of in-store execution and refrigeration capability. The consistency and strength of existing local competition is improving slowly and this is expected to continue. New competition is not expected to be a significant factor in the foreseeable future due to the high cost of new store construction and staffing relative to the small size of the communities in which we operate. On an annual basis, new entrants are generally offset by competitors leaving the market.

Up to 50% of non-perishable groceries such as canned vegetables, paper products and cleaning supplies are purchased locally with about 50% purchased outside the community, depending on the remoteness of the site and the type of customer. Selection-driven products like clothing, sporting goods and electronics have an even higher percentage of outshopping frequency. Outshopping competition in all of these product categories is both a growing challenge and an opportunity for us. Local retail pricing and in-stock reliability are major factors that affect the rate of customer outshopping activity. We carefully assess the relative profitability of different product categories before pursuing a strategy to capture more local spending.

Our core market has three main customer groups. The first and largest, at 60% of the market, are "necessity-impulse" shoppers. This shopper is characterized by Aboriginal ethnicity, large family size and below average income. This customer shops at the time of need, looks for affordable quality and is influenced by the immediate availability of trend and impulse products. Access to consumer financing is an important factor in stimulating larger purchases.

The second customer group, comprising about 25% of the market, is a quality and selection-driven shopper. This shopper earns above average income working in professional, technical, administrative or resource industry positions. He or she shops locally for perishable products and outshops extensively. Credit availability is less important, "stock-up" shopping is common and personal savings rates are high.

The third main customer group, at 15% of the market, is a youth, trend-driven shopper, aged 10-22. This shopper has less purchasing power but is an important and growing force due to their high population compared to the total market. Branded fashion, music, sporting goods and fast food are the top product categories. With the exception of food, local retailers are challenged to profitably meet the opportunity represented by the trend-driven youth shopper.

STRATEGY TO IMPROVE PERFORMANCE

our plan is delivering results

Our vision is to be the most successful small market retailer in North America. This vision has guided the focus of our shared values and our strategy. The shared values we strive to be known for are:

- Being our customers' first choice for an ever-increasing range of everyday needs combined with helpful service;
- Actively supporting each community we serve;
- Providing our people with an open, positive and customer-driven workplace;
- Delivering top quartile total investor returns compared to our North American peer group as a result of delivering on our customer, community and employee values.

The Company's long-term strategy was developed in 1998. It plays a critical role in determining what businesses we will be in as well as allocating our time and resources between major growth initiatives. Each year there is an increasing focus on making adjustments, creating new tactics and ensuring execution.

Our first strategic goal is to grow with and within our core Canadian markets by:

- Streamlining our business cost structure by reinforcing a culture of thrift and pursuing alliances that create economies of scale;
- Focusing on selling everyday products and services that offer superior value to our target customer and provide a superior return to us;
- Focusing on developing and maintaining measurable gains in our store level selling capability.

Alliances Reduce Overhead Costs and Expand our Product Range


Pre-Alliance
plan
buy
move
sell
Post-Alliance
plan
DUFRESNE
TRU-SERV CANADA
PRATTS
buy
BURGER KING
move
PIZZA HUT
H&R BLOCK
KFC
sell
Alliance Plan/Buy Partners
Alliance Move/Sell Partners

Progress was made in each of these areas last year. Administrative cost savings were achieved in advertising production, information systems and staff cost management, which reduced head office costs by 68 basis points. Alliance distribution agreements were reached with *TruServ Canada Cooperative Inc.*, *Dufresne Furniture & Appliances* and *Pratts Wholesale Limited.*


Reprofiling Impact on Food Sales
percentage increase (decrease)
number of stores
9.0
6.0
3.0
0
-3.0
150
100
50
0
-1.4
0.1
0.5
3.6
3.0
2.4
5.4
5.8
8.4
6.5
4.6
5.1
1
33
48
66
76
94
101
102
109
125
127
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1999
2000
2001
Food % Increase (Decrease)
Reprofiled Stores

The Company has completed the reprofiling of 127 stores with 12 left to be finished in 2002. Reprofiling ensures that each store's product mix, fixturing and equipment are tailored to local market opportunities, starting with food.

In 2002, the Company's focus is to refine local assortments further based on clustering like markets. Best selling items will receive greater shelf space and will be "in-store" on a more timely basis. A higher blend of value priced, "off-brand" items will be offered to meet the growing demand for these types of products among our necessity-impulse shoppers.

Store level selling capability will receive the highest priority in 2002-2004. The foundation for improvements began in 2001 with a revamping of store management and supervisory compensation, aimed at attracting and retaining higher quality local employees. Results to date are meeting expectations.

Replacement store information systems were selected in 2001 and early 2002. These new solutions will eliminate or automate non-selling activities such as time and attendance tracking, credit administration and store accounting. These in-store systems will be rolled out over three years at a cost of $12 million beginning in the second half of 2002. The store systems will be linked to "best practice" store locations. Three of these stores will be established in the third quarter of 2002 and will become training sites for existing and new store management teams. Our goal is to achieve more structured, consistent training and more streamlined work practices at the store level, coupled with more time dedicated to selling activities. Specific performance targets will be developed and reported on in future reports to investors.

"Focus on improving local assortments."

Our second strategic goal is to close the performance gap between our stores in Alaska and those in Canada through:

- Acquisition and development of new store locations;
- Consolidation of "overcapacity" store locations;
- Focusing growth potential within our wholesale division;
- Adapting elements of our Canadian core business strategy.

Our Alaskan operations (Alaska Commercial Company or AC) stayed on course with these strategies in 2001. Two stores were consolidated through the closure of a smaller AC store and the acquisition of competitors' stores. One new market was entered through acquisition. AC's wholesale division suffered two large one-time losses as reported on page 14 of this MD&A but still managed to grow market share as it took advantage of the bankruptcy of a major competitor. These market expansion strategies all have potential to deliver more growth to AC in 2002.

Canada's in-store systems initiative is being developed in cooperation with AC and will be rolled out across both divisions at the same time. The two divisions have common in-store processes, something that will be maintained when the new systems are introduced, to maximize support cost efficiency.


Alaska Performance Gap – Trading Profit Rates
as a percentage of revenue
12.0
9.0
6.0
3.0
0.0
10.7
3.0
11.3
4.7
10.7
6.0
10.8
6.0
11.3
5.9
1997
1998*
1999
2000
2001
Canada
Alaska

* before unusual item

Our third strategic goal is to test and invest in complementary growth ventures. Over the next five years these will be developed in a controlled way to ensure a foundation for longer term performance.

An important current strategy under this goal is the development of test franchises under a master franchise agreement with *Giant Tiger Stores Limited,* based in Ottawa, Ontario. This agreement gives the Company the exclusive right to test and open *Giant Tiger* stores in western Canada. The Company believes that *Giant Tiger's* junior discount store format can uniquely satisfy an underserved market need by appealing to low and fixed income shoppers as well as convenience-oriented consumers who cannot readily access larger discount stores located in suburban areas. The Company opened two *Giant Tiger* stores in 2001, one in Winnipeg and another in Thompson, Manitoba. Results to date have been very encouraging and a decision on whether to open more stores will be made by mid-2002.

2001 RESULTS – CONSOLIDATED

revenues up 6.8%



Revenue and Trading Profit
Revenue
$ in millions
Trading Profit
$800
$700
$600
$500
0
$80
$60
$40
$20
0
57.1
62.0
60.0
63.9
70.5
617
629
626
659
704
1997
1998*
1999
2000
2001
Revenue
Trading Profit

* before unusual item



Trading Profit & EBIT Rates
as a percentage of revenue
10.0
7.5
5.0
2.5
0.0
9.3
6.4
9.9
6.8
9.6
6.4
9.7
6.4
10.0
6.8
1997
1998*
1999
2000
2001
Trading Profit
EBIT

* before unusual item

NWF reported consolidated earnings of $29.0 million for 2001, or $1.95 per unit, compared to $28.1 million or $1.89 per unit last year. Sales and other revenue for the 52 weeks ending January 26, 2002 were $704.0 million, increasing 6.8% (4.4% on a same store basis) compared to $659.0 million last year. Canadian operations accounted for 75.6% of total revenue (76.3% last year) while Alaska Commercial Company contributed 24.4% (23.7% last year). Earnings before interest and income taxes (EBIT) increased by 13.0% to $47.8 million in 2001. Trading profit (EBITDA) increased by 10.4% to $70.5 million. Trading profit as a percentage of revenue has increased from 9.3% in 1997 to 10.0% in 2001.

Interest expense decreased by 20.7% during the year as lower short term interest rates reduced our average cost of borrowing from 7.17% to 5.76% in 2001. Average debt levels declined over the year from $184.5 million to $182.2 million. Our fourth quarter equity issue generated $19.7 million in net cash proceeds which was used to reduce debt in the short term. Debt at the end of January 2002 was $151.6 million compared to $175.8 million at the end of January 2001.

The effective income tax rate for 2001 was 22.3% of pre-tax earnings compared to 3.3% in 2000. Income taxes for Canadian operations increased to $6.2 million in 2001 from $5.0 million due to increased taxable income. Alaska Commercial Company incurred a tax expense of $2.1 million, or 42.0% of pre-tax earnings, compared to a tax recovery in 2000 of $4.0 million when previously unrecognized U.S. tax loss carryforwards and timing differences were recognized due to the continued improvement of Alaskan operations.

2001 RESULTS – CANADA

strong food sales drive same store growth

Canadian Total Revenue 2001

% for fiscal year 2001


30%
General Merchandise
65%
Food
3%
Other
2%
Service Charges

Canadian sales and other revenue of $532.3 million increased 5.9% (4.1% on a same store basis) or $29.6 million. Food sales accounted for 65% of total revenue. The balance was made up of general merchandise at 30%, "other" sales which are primarily retail fuel sales at 3%, and consumer credit revenue at 2%.

Excluding our *Giant Tiger* stores and non-core operations, food sales increased 6.4% (6.1% on a same store basis). This was in line with our expectations. We have focused on food as our most profitable growth opportunity and have allocated more selling space, improved fixturing and refrigeration, and more expertise to this business, while increasing our mix of lower priced food items. Sales increases were achieved across all major categories with the strongest performances in beverages, confections and frozen foods and the weakest increases in fast food services where we had difficulties with in-store execution.

General merchandise sales finished below plan with an increase of 0.6% over 2000 (down 0.1% on a same store basis). This was partially offset by a 4.1% increase in gross profit dollars as we made progress toward achieving better buying terms and we focused on more profitable items and product categories. Sales in the third quarter were particularly disappointing as we faced very warm weather conditions which hurt sales in cold weather categories like outerwear and snowmobiles. Hardlines sales were up 1.5%, led by home entertainment, furniture and housewares. Softlines sales were down 2.3% with men's wear the poorest performing area. Footwear and outerwear sales were the strongest areas in softlines, reporting a 3.2% sales increase. Sales from our Selections catalogue were up 7.2% to $40.3 million versus 2000.

Same store sales for the past three years show an improved trend overall, led by strong food sales.

On a regional basis, sales growth was strongest in Nunavut, Northwest Territories and northern Quebec. Stores in larger communities did well as a result of government spending and were less affected by warm weather conditions in more southern markets. Oil exploration related activities provided a boost to stores in the Mackenzie River delta and around the Beaufort Sea.

Same Store Sales by Quarter

percentage increase (decrease)


10.0
5.0
0.0
-5.0
-10.0
-1.4
0.1
0.5
3.6
3.0
4.2
5.4
5.8
8.4
6.5
4.6
5.1
-5.9
-8.5
-5.1
-4.3
-3.0
2.4
4.7
3.2
3.9
-0.1
-6.7
2.5
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1999
2000
2001
Food
General Merchandise

Sales per selling square foot were $693 for food ($684 in 2000) and $310 for general merchandise ($306 in 2000) reflecting our strong food sales performance and the shift in additional square footage to food from general merchandise during the year. Food selling square footage accounted for 46% of total selling space of Canadian operations compared to 45% in 2000.

Gross profit rates were 35.9% in 2001 compared to 34.9% in 2000. The rate improved as a result of higher margins from better buying, improved execution throughout the supply chain and selective mark-up improvements in general merchandise. Inventory turnover in our Northern and NorthMart stores decreased to 3.63 in 2001 from 3.76 turns in 2000 due to higher inventory levels early in the year which were required to improve in-stock positions in basics. Turnover for total Canadian operations, including goods in transit and distribution centres, dropped to 3.00 from 3.06 due to increased inventory levels in the stores and for catalogue operations.

Canadian operating expenses at 27.6% of sales in 2001 were slightly less than the 27.7% level in 2000. The expense rate decrease was due to lower occupancy costs and increased fees for services provided at the stores. Two non-recurring items had a favourable impact on the 2000 expense rate, including a gain of $765,000 earned from the sale of shares in a transportation company and a foreign exchange gain of $454,000 from the reduction of our net investment in Alaska Commercial Company.

EBIT from Canadian operations increased $5.0 million to $41.0 million or 7.7% of sales compared to $36.0 million or 7.2% of sales last year.



Canadian EBIT & EBITDA Margins
as a percentage of revenue
12.0
10.0
8.0
6.0
4.0
2.0
0.0
7.6
10.7
7.9
11.3
7.1
10.7
7.2
10.8
7.7
11.3
1997
1998*
1999
2000
2001
EBIT
EBITDA

* before unusual item

Capital expenditures in Canadian operations were $15.9 million in 2001 versus $16.5 million in 2000. Our reprofiling project, which was directed at refreshing store layouts by adding upgraded standardized fixtures and new refrigeration equipment, was completed in 26 stores during the year at a cost of $2.2 million, bringing the total stores reprofiled to 127. Investments totaling $8.6 million were made in renovations of existing stores, equipment replacement, support facilities and the replacement of one major store. Expenditures on information systems of $2.6 million were primarily directed at upgrading in-store processors and corporate hardware and the development and upgrading of our in-store and corporate merchandise information system.

One new Northern store was opened in Paulatuk, Northwest Territories and one store was closed in Leaf Rapids, Manitoba due to the closing of the local mine. The Quickstop in Oxford House, Manitoba was destroyed by fire in December and will be rebuilt within our existing retail store in that community. Our store in Red Sucker Lake, Manitoba was destroyed by fire in January 2002 and has been reopened in temporary facilities pending the building of a replacement store in a new complex being developed by the band in 2003. The Northern Rental Purchase store in Happy Valley, Labrador was closed as a rental business and will reopen as a furniture store as part of the existing NorthMart operation in that town. A competitor's store was acquired and consolidated with our existing operations in Fond du Lac, Saskatchewan. Major upgrades were made to stores in Arviat and Arctic Bay, both in Nunavut. *Giant Tiger* stores were opened in Thompson and Winnipeg, Manitoba.

"Our store reprofiling initiative will be completed in 2002."

The Diversified Business group consists of three Fur Marketing Branches, our Inuit Art Marketing Service and Crescent Multi Foods (CMF), which distributes fresh produce to customers primarily in Manitoba and Saskatchewan, including 53 Northern and NorthMart stores. Total sales for the group were $14.3 million compared to $16.7 million in 2000. The Fur Marketing Branches' sales were up due to stronger raw fur prices. Inuit Art Marketing Service had a difficult year as the economic slowdown in southern Canada affected tourism and corporate account spending. CMF sales were down due to the termination of an unprofitable contract with a major customer. The operating contribution of the Diversified Business group declined by $961,000 in 2001 but is expected to rebound in 2002 as the economy strengthens.



Canadian Return on Net Assets
$ in millions
$40
$30
$20
$10
0
20%
15%
10%
5%
0%
38.0
39.0
33.8
36.0
41.0
13.5
14.0
12.6
12.0
13.9
1997 1998* 1999 2000 2001
EBIT
RONA %

* before unusual item

In 2001, we opened two *Giant Tiger* junior discount stores under a test agreement with *Giant Tiger Stores Limited* of Ottawa. This is our first serious venture into southern, urban markets. We consider the convenience or junior discount store segment to be an opportunity in western Canada because it provides a smaller, more convenient alternative to suburban "big box" retail outlets. We believe that *Giant Tiger* is the "best in class" in this segment. We are encouraged with the results of our stores to date and expect to make a decision in mid 2002 on whether to open more stores. Under the terms of our agreement with *Giant Tiger*, if we agree to move forward, we will have an exclusive right to open *Giant Tiger* stores in western Canada.

At January 26, 2002, operational net assets employed were $272.8 million compared to $269.4 million at the previous year-end. The increase was mainly due to higher accounts receivable ($7.8 million), inventories ($7.1 million) and was offset by higher accounts payables and accrued expenses ($6.3 million).

While we are encouraged by the improvement in our return on net assets in 2001, we believe there is significant opportunity for even better performance. We have set a target of reducing our inventory investment by $12 million over the next two years. We expect to achieve this through alliances with other retailers, more rapid order and delivery cycles and the elimination of slow turning, low margin merchandise.

2001 RESULTS – ALASKA

strong store performance offset by special charge

Alaska Commercial Company (AC) performance was mixed in 2001. Sales were up 5.2% (5.9% on a same store basis) to $110.3 million for the year. (All dollar numbers in this section are in U.S. dollars, unless otherwise indicated.) Food sales, which accounted for 76.2% of total revenue (77.0% last year), increased 4.1% (4.9% on a same store basis). General merchandise sales were up 9.1% (8.7% on a same store basis). EBIT in 2001 increased to $4.4 million compared to $4.3 million in 2000. Trading profits (EBITDA) increased 4.4% to $6.6 million from $6.3 million. A strong improvement in results from AC stores was offset by a loss at AC's wholesale division, Frontier Expeditors, as a result of a large debt loss provision required for accounts receivable from a major U.S. retailer that filed for bankruptcy protection in January 2002 as well as errors found relating to improper accounting for tobacco taxes in prior periods. This required a one-time charge against EBIT of $1.3 million in the fourth quarter of 2001.



AC EBIT & EBITDA Margins
as a percentage of revenue
6.0
4.5
3.0
1.5
0.0
1.4
3.0
2.8
4.7
4.1
6.0
4.1
6.0
4.0
5.9
1997
1998
1999
2000
2001
EBIT
EBITDA

Sales growth from AC retail stores was ahead a healthy 7.2% in 2001. Market share gains were achieved in many communities as one competitor closed during the year and another sold two of its stores to AC. The tragedy of September 11 and a delay in the mailing of Permanent Fund Dividend cheques resulted in lower sales in the third quarter but much stronger sales in the fourth quarter, especially in general merchandise, as more customers chose not to fly, but to remain in their communities when they finally received their cheques in November. General merchandise sales were up 9.1% for the year, led by a transportation sales increase of 38.6% and home furnishings increase of 20.9%. This increase augmented our local market dominance in key general merchandise categories that have been discontinued or poorly executed by our local competition. Apparel sales were down 1.4%. Food sales in AC stores increased 6.8% (4.9% on a same store basis) led by frozen food which was up 10.8% and beverages which rose 10.3%.


AC Return on Net Assets
$ in millions
$5
$4
$3
$2
$1
0
15%
12%
9%
6%
3%
0%
1.2
2.6
4.1
4.3
4.4
2.7
5.6
8.8
8.9
8.5
1997 1998 1999 2000 2001
EBIT $
RONA %

Gross profit rates increased 1.6 percentage points to 33.4% due to better buying terms and a favourable shift in our product mix to higher margin products. AC's expense rate increased to 29.4% of sales from 27.7% largely due to the provisions required at Frontier Expeditors. Year-end inventories at $16.0 million were $1.8 million or 13.0% higher than in 2000 as a result of the increased food in our stores, food warehouse and tobacco inventories at Frontier Expeditors. Accounts receivable at $5.2 million were 10.7% higher than last year, due to strong big ticket sales, particularly in transportation.

Net capital expenditures in 2001 were $3.7 million compared to $1.7 million in 2000. Two competitors' stores in King Salmon and Aniak, Alaska were acquired in September 2001. The smaller AC store in Aniak was closed and operations were consolidated in the larger acquired store. A small store in Chignik was closed in August. Selling square feet increased to 248,000 from 240,000 in 2000.

At January 26, 2002, AC employed operational net assets of $50.0 million compared to $47.5 million at the previous year-end.

FINANCIAL HEALTH

our capital structure continues to strengthen

"We see an opportunity to reduce inventories."

The continued strengthening of our capital structure is reflected in the chart below. Over the past five years NWF's and NWC's debt to equity ratio has improved to 0.7:1 from 1.3:1 while annual payments to unitholders have increased. Equity has increased by 37% to $220 million from $160 million over the past five years while interest-bearing debt has been reduced by $49 million or 24%.

On a consolidated basis, NWF had $152 million in debt and $220 million in equity at the end of the year as the debt to equity ratio continued to improve to 0.7:1 at the end of 2001 versus 0.9:1 a year earlier. An equity issue of 1,435,000 units in December 2001 generated net cash proceeds of $19.7 million after expenses, significantly strengthening the balance sheet of the consolidated operations.


Capital Structure
$ in millions
250
200
150
100
50
0
2.50
2.00
1.50
1.00
0.50
0.00
201
160
174
164
171
170
176
191
152
220
1.3
1.1
1.0
0.9
0.7
1997
1998
1999
2000
2001
Debt
Equity
Debt:Equity

Cash flow from operations in 2001 of $55.8 million increased by $8.0 million or 16.7% over 2000. Inventories increased by $11.4 million or 9.3% over 2000. We believe there is a major opportunity to reduce inventories by strengthening relationships with alliance business partners and through better inventory management in our supply chain. We expect this will be a source of cash in 2002. Accounts receivable balances increased 15.8% due to strong big ticket sales on extended payment programs and an increase in band receivables. Individual customer accounts receivable balances were up due to our strategy of encouraging customers to switch from non-interest bearing monthly charge accounts that required payment in full, to more flexible interest-bearing revolving accounts that allow the customer the flexibility to make payments in full or to pay any amount above a monthly minimum. While bad debt write-offs have increased as a result of this shift, the service charges earned have more than offset the losses.


Return on Net Assets and Equity
%
16.0
12.0
8.0
4.0
0
11.4
13.9
12.1
17.6
11.6
16.8
11.5
15.2
12.7
14.9
1997
1998*
1999
2000
2001
RONA
ROE
* before unusual item

In addition to the $112.0 million in secured bonds outstanding, NWC has $106.0 million in secured operating lines of credit with banks in Canada and the United States, of which $26.0 million was drawn at the end of the year compared to $50.0 million at the end of fiscal 2000.

Book value per unit at the end of the year was $13.61, an increase of $0.61 or 4.7% from the year earlier's value of $13.00. Book equity was favourably affected by the equity issue, which added $19.7 million to equity, and the reinvestment of $7.6 million in earnings after paying distributions of $21.4 million.

The number of units outstanding at January 26, 2002 was 16,126,000; an increase of 1,435,000 units from January 27, 2001 due to the equity issue. The average number of units outstanding during 2001 was 14,896,000 compared to 14,874,746 in 2000.

NWF's return on average net assets (RONA) was 12.7% in 2001 compared to 11.5% in 2000. Return on equity (ROE) of NWF was 14.9% in 2001 versus 15.2% in 2000.

Total capital expenditures in 2001 were $19.9 million compared to $18.3 million in 2000. Net capital spending on Canadian and Alaskan operations, respectively, amounted to $15.5 million and $4.4 million.

Interest expense of $10.5 million was 20.7% less than in 2000 due to reduced average debt levels and lower interest rates during 2001. The average debt outstanding during the year was $182.2 million, 1.2% less than in 2000. The average cost of debt decreased to 5.76% from 7.18% in 2000. Consolidated debt at the end of January 2002 was $151.6 million, which was $24.2 million or 13.8% lower than a year earlier. Net assets employed increased by $4.3 million, or 1.2%, to $371.1 million. All debt at the end of the year was effectively floating as a result of swap transactions.

The coverage ratio of EBIT to interest improved significantly to 4.55 times compared to 3.20 times last year.

"Interest coverage ratio continues to improve."

Fiscal Year	1997	1998*	1999	2000	2001
Coverage ratio	3.22	3.12	3.40	3.20	**4.55**
EBIT ($ in millions)	39.6	42.8	39.8	42.3	**47.8**
Interest ($ in millions)	12.3	13.7	11.7	13.2	**10.5**

* before unusual item

NWF recorded a provision for income taxes in 2001 of $8.3 million compared to $961,000 in 2000 for an effective rate of 22.3% in 2001 compared to 3.3% in 2000. The increase in the effective rate was mainly due to two factors. First, AC received a tax credit in 2000 when previously unrecognized U.S. income tax losses carried forward and timing differences were utilized. This resulted in an income tax recovery of $4.0 million. Second, in 2001, the tax savings generated from interest paid by NWC to NWF was relatively flat as the amount of the subordinated notes remained unchanged at $175.0 million. The increase in pre-tax earnings therefore was not sheltered and was subject to tax at the normal rate. A new note of $30.0 million issued December 31, 2001 will provide shelter for an additional $3.9 million in NWC pre-tax earnings in 2002 but had little impact on 2001. The income taxes paid in cash were $1,184,000 in 2001 compared to $1,062,000 in 2000.

"Income taxes payable reduced by loss carryforwards."

Future income taxes on the balance sheet of $17.5 million were reduced by $4.4 million or 20% from the $21.9 million reported a year ago. Future income taxes represent the tax benefit of non-capital loss carryforwards, tax values of capital assets in excess of accounting values and other temporary differences and allowances. Loss carryforwards amounts of $13.5 million ($26.0 million a year earlier) are available until 2005 for Canadian operations. Loss carryforwards for U.S. operations of $2.3 million (U.S.) from 2000 were used in 2001 and there are no loss carryforwards remaining for AC.

Management is confident that substantially all of these assets will be realized in the near future.

The Canada Customs Revenue Agency has been conducting an audit on the years 1996 to 1999. The audit has not been completed, however management has made provisions for items that will likely be reassessed and has included this in its taxes payable.

A more detailed explanation of the income tax provision and future tax assets is provided in note 9 of the notes to the financial statements.

RISKS TO PERFORMANCE IN 2002

business environment remains relatively stable

NWC is exposed to a number of risks in the normal course of its business. These risks relate to our industry, the market environment and the successful execution of our key strategies.

Competition

We have a leading market position in the vast majority of communities that we serve. Sustaining and growing this position depends on our ability to be more consistently in-stock on a broader range of everyday products and services compared to our local competitors. To this end, we actively monitor competitive activity and take necessary steps to protect and grow our market share in each individual community and region. Outshopping competition from regional centres is significant but stable, with key markets fully developed with major retail food and discount merchandise chains. Competition in these markets is continuously assessed to ensure that our pricing, product mix and service levels attract profitable local spending, through our stores and catalogue.

Community Relations

About 60% of our sales are derived from communities and regions that restrict commercial land ownership and usage by non-Aboriginal owned businesses or which have enacted policies and regulations in support of Aboriginal owned businesses. We successfully operate within these environments through initiatives that promote positive community and customer relations. These include joint venture and store lease arrangements with community-based development organizations, affirmative steps taken to recruit local residents into management positions, increased Aboriginal participation at our Board level and direct investment in the North West Company Fund by Aboriginal owned entities.

"The expected benefits are more time spent on selling instead of administration, more rewarding and balanced work at the store level and profitable sales growth."

Consumer Income

Our largest customer group derives most of its income directly or indirectly from government transfer payments. These payments are in the form of social assistance, child benefits and old age security. We consider these sources to be stable and independent of economic cycles within the broader North American economy. A major source of employment income is generated from local government and from spending on infrastructure projects. This includes new housing, schools, health care facilities, roads and sewers. Local government employment levels will fluctuate within a year depending on a community's fiscal health, especially near the end of a budget year. Project spending by community varies and corresponds to the northern spending allocations from federal governments in Canada and the U.S., the state of Alaska, and the Canadian territories of Nunavut and the Northwest Territories. The infrastructure needs of the North are immense and we expect to see spending to continue in 2002 at levels similar to the past several years.

In 2002, postal subsidies to support the shipment of goods by air freight to rural Alaska will be reduced. This will result in higher freight rates for all shippers, including major users like our subsidiary, Alaska Commercial Company. To the extent that these increases result in higher retail prices, consumer spending, especially on discretionary items, will be adversely affected.

Alliance Initiative

Under this initiative, we are "outsourcing" major buying and distribution activities through partnerships with non-competing retailers and distributors. The benefit is lower product sourcing costs, improved product sourcing knowledge, a reduction in our inventory investment, sales growth and, over the long term, lower overhead expenses. Each alliance we enter into requires that we connect effectively with another organization. The cultural, technology and strategic fit with each partner and the disruption created by the transition to each alliance are all risks of this initiative.

Store Selling Capability Initiative

This involves changing the work in our stores so that we can be better at selling. Most of this initiative will take place over the next four years starting in 2002. The expected benefits are more time spent on selling instead of administration, more rewarding and balanced work at the store level and profitable sales growth. We are using best practice stores and new in-store systems technology to achieve our goal. The payback from this initiative will depend on our ability to efficiently train our people to use effective new practices within a reasonable time period.

Debt Refinancing

NWC's bonds of $112 million mature on August 28, 2002. In addition, NWC's operating lines of credit are renewed annually. The Fund and Company have strengthened the balance sheet over the last five years and our financial advisors have indicated that we should be able to refinance our long term debt at attractive rates, however, there can be no assurance that NWC will be able to refinance such borrowings on favourable terms or at all.

Interest Rate and Currency Fluctuations

NWC is exposed to fluctuations in interest rates and currency exchange rates under its borrowings. Through the use of certain financial instruments, all of NWC's $112 million bonds were effectively converted from fixed interest rate debt to floating interest rate debt and $42.8 million of NWC's bonds were effectively converted from Canadian dollar to U.S. dollar obligations. Increases in interest rates or increases in the value of the U.S. dollar in relation to the Canadian dollar would increase NWC's borrowing costs. Interest rate and exchange rate fluctuations are beyond NWC's control and there can be no assurance that such fluctuations will not have a material adverse effect on NWC's business, financial condition and results of operations.

2002 OUTLOOK

we expect continued improvement in results

"We believe that we will sustain our revenue and earnings growth in 2002."

We believe that we will sustain our revenue and earnings growth in 2002. In Canada we expect this growth to be driven by continued above-average increases in same store food sales and by a modest improvement in our general merchandise business. Our Alaskan operations are expected to show a significant profit gain as they recover from unusual losses in our wholesale division in 2001. Our working capital position is also expected to improve as we reduce average inventory investment through our alliance initiative and other supply chain efficiencies. Overall, we expect margin rates to be in line with our 2001 performance in Canada, and higher in Alaska.

In 2002, we expect to reinvest $22 million in our business. Our typical annual investment will be made in replacement and expanded stores, fixtures and equipment. A three-year $12 million investment in new in-store information systems will start in 2002. If we decide to move forward with our *Giant Tiger* store venture, we will invest up to $2.0 million on new locations. Our capital spending projections do not include any potential investments in complementary acquisitions. If one or more occurs, they would likely be in the $10 million range.

Funding sources for our growth will largely be internally generated funds. Our recent equity issue and scheduled debt refinancing in 2002 are also sources of capital.

The effective tax rate is expected to be 20.4% in 2002 compared to 22.3% in 2001.

management's responsibility for financial statements

The management of North West Company Fund and The North West Company Inc. are responsible for the preparation, presentation and integrity of the accompanying financial statements and all other information in this annual report. The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and include certain amounts that are based on the best estimates and judgment by management.

In order to meet its responsibility and ensure integrity of financial reporting, management has established a code of business ethics, and maintains appropriate internal controls and accounting systems. An internal audit function is maintained that is designed to provide reasonable assurance that assets are safeguarded, transactions are authorized and recorded and that the financial records are reliable.

Ultimate responsibility for financial reporting to unitholders rests with the Trustees of the Fund and the Board of Directors of the Company. The Audit Committee of the Board, consisting of outside Directors, meets periodically with management, Trustees and with the internal and external auditors to review the audit results, internal controls and accounting policies. Internal and external auditors have unlimited access to the Audit Committee. The Audit Committee meets separately with management and the external auditors to review the financial statements and other contents of the annual report and recommend approval by both the Trustees and the Board of Directors. The Audit Committee also recommends the independent auditor for appointment by the unitholders.

PricewaterhouseCoopers LLP, an independent firm of auditors appointed by the unitholders, have completed their audit and submitted their report as follows.

EDWARD S. KENNEDY, PRESIDENT AND C.E.O.
THE NORTH WEST COMPANY INC.
MARCH 1, 2002

GARY V. EGGERTSON, C.F.O. & SECRETARY
NORTH WEST COMPANY FUND

auditors' report

PRICEWATERHOUSECOOPERS

To the Unitholders of North West Company Fund:

We have audited the consolidated balance sheets of North West Company Fund as at January 26, 2002 and as at January 27, 2001 and the consolidated statements of earnings and retained earnings and cash flows for the fiscal years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at January 26, 2002 and January 27, 2001 and the results of its operations and its cash flows for the fiscal years then ended in accordance with Canadian generally accepted accounting principles.

PRICEWATERHOUSE COOPER LLP

CHARTERED ACCOUNTANTS
WINNIPEG, CANADA
MARCH 1, 2002

consolidated balance sheets in thousands of Canadian dollars

	January 26, 2002	January 27, 2001
Assets		
Current assets		
Cash	$ 8,884	$ 8,588
Accounts receivable	65,867	56,856
Income taxes recoverable	-	62
Future income taxes (Note 9)	8,171	2,695
Inventories	134,392	122,980
Prepaid expenses	1,500	1,069
	218,814	192,250
Capital assets (Note 3)	194,025	194,448
Future income taxes (Note 9)	9,358	19,212
Other assets (Note 4)	9,836	10,055
	$ 432,033	$ 415,965
Liabilities		
Current liabilities		
Bank advances and short-term notes (Note 5)	$ 26,037	$ 49,979
Accounts payable and accrued	57,849	49,200
Income taxes payable	3,079	-
Bonds due within one year (Note 6)	112,000	-
Current portion of long-term debt (Note 6)	3,910	1,707
	202,875	100,886
Long-term debt (Note 6)	9,634	124,106
	212,509	224,992
Equity		
Capital (Note 7)	165,205	145,526
Retained earnings	49,142	41,502
Cumulative currency translation adjustments (Note 8)	5,177	3,945
	219,524	190,973
	$ 432,033	$ 415,965

APPROVED BY THE TRUSTEES AND BOARD

IAN SUTHERLAND
TRUSTEE AND DIRECTOR

EDWARD S. KENNEDY
DIRECTOR

consolidated statements of earnings and retained earnings in thousands of Canadian dollars

52 weeks ended	January 26, 2002	January 27, 2001
Sales and Other Revenue	**$ 704,043**	$ 659,032
Cost of sales, selling and administrative expenses	**(633,508)**	(595,146)
Earnings before interest, income taxes and amortization	**70,535**	63,886
Amortization	**(22,694)**	(21,555)
Earnings before Interest and Income Taxes	**47,841**	42,331
Interest, including interest on long-term debt of $8,121 (2000 $10,248)	**(10,501)**	(13,236)
Earnings before income taxes	**37,340**	29,095
Provision for income taxes (Note 9)	**(8,325)**	(961)
Earnings for the Year	**29,015**	28,134
Retained earnings, beginning of year		
as previously reported	**41,502**	18,182
Accounting changes (Notes 9 & 12)	**–**	16,864
as restated	**41,502**	35,046
Distributions	**(21,375)**	(21,446)
Premium on units purchased for cancellation (Note 7)	**–**	(232)
Retained Earnings, End of Year	**$ 49,142**	$ 41,502
Earnings per Unit (Note 10)	**$ 1.95**	$ 1.89

consolidated statements of cash flows in thousands of Canadian dollars

52 weeks ended	January 26, 2002	January 27, 2001
Cash Provided by (Used in)		
Operating Activities		
Earnings for the year	$ 29,015	$ 28,134
Non-cash items		
Amortization	22,694	21,555
Future income taxes	4,592	(33)
Amortization of bond warrant proceeds and interest rate fixing payment	(1,246)	(1,245)
Pension expense	931	808
Gain on sale of investment in transportation company	–	(765)
Gain on foreign exchange from reduction of AC investment	–	(454)
Gain on disposal of capital assets	(213)	(218)
Cash flow from operations	55,773	47,782
Change in other non-cash items	(8,076)	(12,057)
Operating activities	47,697	35,725
Investing Activities		
Purchase of capital assets	(20,427)	(19,133)
Proceeds from sale of investment in transportation company	–	2,049
Proceeds from sale of capital assets	512	819
Investing activities	(19,915)	(16,265)
Financing Activities		
Change in bank advances and short-term notes	(23,942)	5,303
Net proceeds from issue of units	19,679	–
Purchase of units for cancellation	–	(3,293)
Repayment of long-term debt	(1,848)	(1,591)
Distributions	(21,375)	(21,446)
Financing activities	(27,486)	(21,027)
Change in Cash	296	(1,567)
Cash, beginning of year	8,588	10,155
Cash, End of Year	$ 8,884	$ 8,588
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for		
Interest expense	$ 13,060	$ 14,862
Income taxes	1,184	1,062
Cash Flow from Operations per Unit	$ 3.74	$ 3.21

notes TO CONSOLIDATED FINANCIAL STATEMENTS JANUARY 26, 2002

1. organization

The North West Company Fund (NWF) is an unincorporated open-ended mutual fund trust, governed by the laws of the Province of Manitoba and the laws of Canada and created pursuant to a Declaration of Trust. The beneficiaries of the Fund (the "unitholders") are holders of trust units issued by the Fund (the "Trust Units"). The Fund is a limited purpose trust whose purpose is to invest in securities of its wholly owned subsidiary The North West Company Inc. (NWC), administer the assets and liabilities of NWF and make distributions to the unitholders all in accordance with the Declaration of Trust.

2. significant accounting policies

Basis of Presentation

The consolidated financial statements of the Fund include the amounts of its wholly owned subsidiary NWC and NWC's wholly owned subsidiaries, Alaska Commercial Company (AC) and the Tora group of companies, operating as *Giant Tiger* stores.

These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. All significant intercompany amounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The fiscal year ends on the last Saturday in January. Accordingly, the 2001 fiscal year ended January 26, 2002 (52 weeks) and the 2000 fiscal year ended January 27, 2001 (52 weeks). Approximately every five years an additional week of sales and expenses are included in the financial results to bring results back in line with the 52 week year.

Accounts Receivable

In accordance with recognized retail industry practice, accounts receivable classified as current assets include customer installment accounts of which a portion will not become due within one year.

Inventories

Inventories are valued at the lower of cost and net realizable value less normal profit margins. The cost of inventories is determined primarily using the retail method of accounting for general merchandise inventories and the cost method of accounting for food inventories.

Capital Assets

Capital assets are stated at cost less accumulated amortization. Amortization is provided using the straight-line method at rates which will fully amortize the assets over their estimated useful lives, as follows:

Buildings	2% - 5%
Leasehold improvements	5% - 20%
Computer equipment and software	12% - 33%
Fixtures and equipment	8%
Transportation equipment	8% - 20%

Other Assets

The investments in transportation companies are accounted for on the equity basis. Prepayments under lease agreements are being amortized over their respective lease terms. Deferred financing fees are being amortized over the terms of the loan agreements.

Income Taxes

The Fund is an inter vivos trust for income tax purposes. All income of the trust is distributed to unitholders and, as such, no income tax is payable by the trust.

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. Provision for income taxes is recorded in NWC and its subsidiaries, at applicable statutory rates.

Pensions in Canada

Current service costs under NWC's pension plans are charged to operations as they accrue using the projected benefit method, pro-rated on services. The estimated market value of the pension plan assets is actuarially determined based on a three year moving average. Past service costs, experience gains and losses and net pension assets are amortized over the expected average remaining service life of the employee group to the extent the cumulative unrecognized net gains and losses exceed 10% of the greater of the projected benefit obligation or the fair value of plan assets. The excess of the pension expense over the funding payments is recorded as a liability.

Unit Appreciation Rights (UARs) Plans

The Company has two UARs plans that are described in Note 14. Compensation expense is accrued annually on UARs issued to senior management. No units of the Fund are issued under these plans.

Employee Savings Plan in Alaska

AC sponsors an employee savings plan covering all employees with at least six months service. Under the terms of the plan, AC is obligated to make a 50% matching contribution up to 3% of eligible compensation, otherwise contributions are discretionary. Contributions to this plan are expensed as incurred.

Foreign Currency Translation

The accounts of Alaskan operations have been translated into Canadian dollars as follows: assets and liabilities, at the year-end exchange rate; revenues and expenses, at the average exchange rate for the period. Foreign exchange gains or losses arising from the translation of the net investment in self-sustaining Alaskan operations and forward foreign exchange contracts are deferred and included in a separate component of equity as a cumulative currency translation adjustment. These cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the self-sustaining foreign operation.

Interest Rate Swap Contracts

The interest rate differentials to be received or paid under interest rate contracts are recognized in income over the life of the contracts as adjustments to interest expense.

3. capital assets in thousands of Canadian dollars

Year Ended	January 2002		January 2001	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Land	$ 6,546	$ -	$ 6,174	$ -
Buildings & leasehold improvements	192,104	69,788	182,440	61,024
Fixtures & equipment	160,974	95,811	149,889	83,031
	$ 359,624	$ 165,599	$ 338,503	$ 144,055
Net Book Value		$ 194,025		$ 194,448

4. other assets in thousands of Canadian dollars

Year Ended	January 2002	January 2001
Investments in transportation companies	$ 3,997	$ 3,472
Prepaid pension expense	-	589
Prepayments under lease agreements	746	810
Long-term receivable	2,535	2,457
Other*	2,558	2,727
	$ 9,836	$ 10,055

*Other includes deferred financing fees, redeemable deposits with suppliers, and a mortgage receivable.

5. bank advances and short-term notes

The Canadian operation has operating lines of credit of $100 million. These lines of credit have been obtained by NWC on a secured basis as outlined in Note 6.

The Alaskan operation has an operating line of credit of $4 million U.S. secured by a guarantee of NWC.

6. long-term debt in thousands of Canadian dollars

Year Ended	January 2002	January 2001
Bonds	$ 112,000	$ 112,000
Deferred warrant proceeds	722	1,968
Forward foreign exchange payable (receivable)	1,368	(910)
U.S. real estate loans	6,782	6,834
Manitoba Development Corporation	2,500	3,750
U.S. obligation under capital lease	2,172	2,171
	125,544	125,813
Less: Bonds due within one year	$ 112,000	$ -
Current portion of long-term debt	3,910	1,707
	115,910	1,707
	$ 9,634	$ 124,106

The Company's bonds become due and payable on August 28, 2002. Accordingly, $112 million of bonds have been reclassified to current liabilities. It is the Company's intention to re-finance a large portion of the bonds as long-term debt.

The bonds have a blended interest rate of 12.78% (2000 - 12.36%). Interest is payable semi-annually on February 28 and August 28. The following security is granted to bondholders and the banks providing NWC's Canadian operating lines of credit:

- General security agreement of NWC and its subsidiaries to each of the bondholders and banks;
- Debenture of NWC to the bondholders and banks and pledge thereof; and
- Pledge of securities of subsidiaries of NWC to the bondholders and banks.

Deferred warrant proceeds, less expenses, represent an amount received related to the issuance of the bonds and are being amortized to income over their term resulting in an effective interest rate of 9.16% (2000 - 9.64%).

The Company has the following financial arrangements in place including interest rate swap arrangements and forward foreign exchange transactions with respect to the bonds.

1. A forward foreign exchange contract was entered into whereby $42.828 million was effectively converted, on August 28, 1995, into $30 million U.S. This transaction, which terminates on August 28, 2002, results in NWC paying U.S. dollars at a fixed rate and receiving Canadian dollars at the same fixed rate which is equal to the bond interest rate.
2. An interest rate swap was entered into for $30.750 million U.S. whereby the U.S. dollar fixed rate debt effectively created in #1 was converted from fixed rate debt to floating rate debt. This swap terminates on August 28, 2002 and NWC pays a floating rate that is approximately 2.10% above the three-month London Interbank Offered Rate (LIBOR).
3. An interest rate swap for $32.122 million was entered into on August 28, 1995, whereby these funds were converted from fixed rate debt to floating rate debt. This swap, which terminates on August 28, 2002, was subsequently increased to $52.122 million on August 28, 1998. On August 28, 2000 an additional interest rate swap for $21.2 million was entered into, increasing the total Canadian interest rate swaps to $73.322 million. NWC pays a floating rate that is approximately 2.44% above the three-month Canadian Banker's Acceptance rate.
4. A forward foreign exchange contract was entered into whereby $20.501 million was effectively converted, on October 19, 2001, into $13.0 million U.S. This transaction, which terminates on April 22, 2002, results in NWC paying U.S. dollars at a fixed rate and receiving Canadian dollars at the same fixed rate.

As a result of these arrangements, NWC is subject to interest rate fluctuations on the full amount of its bond proceeds. Furthermore, NWC is subject to foreign currency fluctuations on the interest payments pertaining to the forward foreign exchange transactions and the U.S. interest rate swap.

The Alaska Industrial and Economic Development Export Authority (AIDEA) and two Alaskan-based banks have provided the U.S. real estate loans to assist in the financing of new stores. The remaining term of the loans is 8 years and the loans bear interest rates equivalent to 90-day commercial paper plus 2.6% for the AIDEA loans which represent 80% of the principal. The interest on the bank portion of these loans is approximately U.S. prime plus 0.75%. These loans are secured by the stores and related equipment.

The Manitoba Development Corporation loan bears interest at the rate charged by the Manitoba Government to Crown Corporations and is repayable in four equal annual payments due December 31, 2003. The loan is secured by a first fixed charge against the leasehold title to the land, a first fixed charge against the building, and a first fixed charge on all present and future processing equipment connected with the project. Interest is forgiven if NWC attains agreed upon annual job creation targets. The Company anticipates that the agreed targets will be met; accordingly, no interest has been accrued.

The U.S. obligation under a capital lease is repayable in blended principal and interest payments of $200,000 U.S. annually. The obligation will be fully repaid on October 31, 2013.

The bonds and related swap arrangements are the only financial instruments with fair values that vary significantly from carrying value. The fair value of the bonds as at January 26, 2002 was $6.2 million (2001 - $16.4 million) higher than the carrying value. However, this is offset by the fair value of $6.2 million (2001 - $16.4 million) in favor of NWC on the interest rate swap arrangements and the foreign exchange transactions with a credit worthy counterparty.

The Company's interest rate risk is directly attributed to its bank advances and short-term notes as well as its long-term debt.

7. capital in thousands of Canadian dollars

Authorized

The Fund has an unlimited number of units.

Year Ended	January 2002		January 2001	
	Units (000's)		Units (000's)	
Issued				
Balance, beginning of year	**14,691**	**$ 145,526**	15,000	$ 148,587
Treasury Offering	**1,435**	**19,679**	-	-
Issuer Bid	**-**	**-**	(309)	(3,061)
Balance, end of year	**16,126**	**$ 165,205**	14,691	$ 145,526

Treasury Offering

On December 5, 2001, the Fund completed a treasury equity issue of 1,435,000 units at $14.75 per unit for net proceeds of $19.7 million.

Normal Course Issuer Bid

On March 27, 2000, the Fund commenced a new normal course issuer bid program on the Toronto Stock Exchange. Purchases were limited to a maximum of 750,000 units with no more than 2% of the outstanding units repurchased in any 30 day period and with the price being market at the time of acquisition. The program terminated on March 23, 2001 with the Fund purchasing 309,000 units in total under the program.

8. cumulative currency translation adjustments in thousands of Canadian dollars

Year Ended	January 2002	January 2001
Balance, beginning of year	**$ 3,945**	$ 3,136
Movement in exchange rate	**1,232**	1,263
Reduction in net investment in AC	**-**	(454)
Balance, end of year	**$ 5,177**	$ 3,945

The cumulative currency translation adjustments account represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining Alaskan operations since the date of acquisition. The change in this account for the year ended January 26, 2002 is attributable to the weakening of the Canadian dollar relative to the U.S. dollar during the year. In fiscal 2000, an exchange gain was realized on the reduction of $3 million U.S. in the Company's net investment in AC during the year.

9. income taxes in thousands of Canadian dollars

Effective January 31, 2000, the Company changed its method of accounting for income taxes from the deferral method to the liability method as required by the Canadian Institute of Chartered Accountants. Future income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The liability method requires that accumulated tax balances be adjusted to reflect changes in the tax rates. This standard was applied retroactively, however as permitted under the new rules, comparative financial information has not been restated.

The cumulative effect of this change as of January 31, 2000 was an increase in the future tax asset of $16.9 million and a corresponding increase in retained earnings.

Significant components of the Company's future tax assets are as follows:

Year Ended	January 2002	January 2001
Future tax assets		
Non-capital loss carryforwards	$ 5,439	$ 12,266
Tax values of capital assets in excess of accounting values	8,321	8,101
Provisions and other temporary differences	3,769	3,040
Less: Valuation allowance	-	(1,500)
Net future tax asset	$ 17,529	$ 21,907
Comprised of		
Current	$ 8,171	$ 2,695
Long-term	9,358	19,212
	$ 17,529	$ 21,907

Income tax expense differs from the amounts which would be obtained by applying the combined statutory income tax rate to earnings due to the following:

Year Ended	January 2002	January 2001
Earnings before income taxes	$ 37,340	$ 29,095
Combined statutory income tax rate	42.75%	43.20%
Income taxes based on combined statutory income tax rate	15,963	12,569
Increase (decrease) in income taxes resulting from:		
Large corporation tax	711	660
Tax reassessments of prior years	946	-
Amounts not subject to income tax	100	77
Income tax deductions on interest paid to the Fund	(9,445)	(9,472)
Utilization of previously unrecognized U.S. income tax losses on current year income	-	(2,112)
Benefit of previously unrecognized U.S. losses and temporary differences	-	(4,333)
Recognition of Canadian income tax rate reduction on future income taxes	842	1,907
Valuation allowance	(1,500)	1,500
Other	708	165
Provision for income taxes	$ 8,325	$ 961
Effective income tax rate	22.3%	3.3%

Significant components of the provision for income taxes are as follows:

Year Ended	January 2002	January 2001
Current income tax expense	$ 3,733	$ 994
Future income tax expense (benefit) relating to:		
Temporary differences and loss carryforwards	5,250	893
Recognition of previously unrecognized U.S. losses and temporary differences	-	(4,333)
Recognition of Canadian income tax rate reduction on future income taxes	842	1,907
Valuation allowance	(1,500)	1,500
Provision for income taxes	$ 8,325	$ 961

10. earnings per unit

Earnings per unit are based on the weighted-average number of units outstanding during the year.

11. segmented information in thousands of Canadian dollars

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments of NWC:

Year Ended	January 2002	January 2001
Sales and other revenue		
Canada	$ 532,349	$ 502,756
Alaska	171,694	156,276
Total	704,043	659,032
Earnings before interest, income taxes, and amortization		
Canada	60,337	54,534
Alaska	10,198	9,352
Total	70,535	63,886
Earnings before interest and income taxes		
Canada	41,036	35,966
Alaska	6,805	6,365
Total	47,841	42,331
Identifiable assets		
Canada	286,500	290,396
Alaska	84,605	76,369
Total	371,105	366,765

12. employee future benefits in thousands of Canadian dollars

Effective January 31, 2000, NWC changed its accounting policy and adopted the Canadian Institute of Chartered Accountants recommendations on accounting for employee future benefits. Previously the Company had been accounting for its defined benefit plans using a long-term discount rate to measure its accrued benefit obligation. Effective January 31, 2000, the Company began using a market discount rate to measure its accrued benefit obligation. The unamortized transitional asset at January 31, 2000 is being amortized over the expected average remaining service lives of the employees. The requirements of the standard were adopted on a prospective basis. The prospective adoption did not have a significant effect on net earnings in 2000.

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The following significant actuarial assumptions were employed to determine the periodic pension expense and the accrued benefit obligations:

Year Ended	January 2002	January 2001
Expected long-term rate of return on plan assets	7.0%	7.0%
Discount rate	7.0%	7.0%
Rate of compensation increase	4.5%	4.5%

The Company's net benefit plan expense is as follows:

Year Ended	January 2002	January 2001
Current service cost	$ 1,678	$ 1,563
Interest cost	2,748	2,616
Expected return on plan assets	(3,017)	(2,904)
Amortization of net transitional asset	(308)	(308)
Amortization of other items	(11)	(4)
Expected employee contributions	(91)	(87)
Net benefit plan expense	$ 999	$ 876

Information about the Company's defined pension benefit plans, in aggregate, is as follows:

Year Ended	January 2002	January 2001
Accrued benefit obligation		
Accrued benefit obligation, beginning of year	$ 39,216	$ 38,213
Current service cost	1,678	1,563
Interest cost	2,748	2,616
Actuarial gains	-	(1,507)
Benefits paid	(1,669)	(1,669)
Accrued benefit obligation, end of year	$ 41,973	$ 39,216
Plan assets		
Estimated market value of plan assets, beginning of year	$ 43,844	$ 42,454
Expected return on plan assets	3,017	2,904
Expected employer contributions	68	68
Expected employee contributions	91	87
Expected benefits paid	(1,669)	(1,669)
Estimated market value of plan assets, end of year	$ 45,351	$ 43,844
Funded status – plan surplus	$ 3,378	$ 4,628
Unamortized past service costs	(106)	(117)
Unamortized net transitional asset	(3,614)	(3,922)
Net accrued benefit asset (liability)	$ (342)	$ 589

AC maintains an employee savings plan for substantially all of its employees and recorded an expense of $106,000 U.S. (2000 - $107,000 U.S.) for this plan.

13. commitments and contingencies

Canada Customs and Revenue Agency is currently conducting an audit for the taxation years 1996 -1999. The Company has not received notices of reassessment with respect to all of the matters raised, however, management has recorded a provision based on their estimate of the potential liability. It is the opinion of management that the pending reassessments will be resolved without material effect on the financial statements.

In 1992 the Company entered into an agreement to lease the land on which the Winnipeg Retail Service Centre is located from the City of Winnipeg for $1 per year for 15 years subject to attaining agreed-upon job creation targets. The Company anticipates that the agreed targets will be met, accordingly, no additional lease payments have been accrued. The Company is obligated to buy the land for the greater of $1,710,000 or fair market value at August 31, 2007.

The Company has future commitments under operating leases as follows:

Year Ending January	Minimum lease payments in thousands of Canadian dollars
2003	**$ 9,082**
2004	**8,165**
2005	**6,733**
2006	**6,005**
2007	**5,599**
Thereafter	**51,933**

14. unit appreciation rights (UARs) plans

The Company has two UARs plans, non-contingent and performance contingent, which form part of the long-term incentive program for senior management. UARs are granted to senior management at the discretion of the Board. Compensation expense incurred during the year under the plan was $1,735,000 (2000 - $37,000).

Non-Contingent Plan

A summary of the Company's non-contingent plan and changes during the year is presented below:

Year Ended	January 2002			January 2001		
	UARs (000's)		Price*	UARs (000's)		Price*
Outstanding at beginning of year	681	$	13.30	717	$	13.41
Granted	-		-	40		10.84
Exercised	(168)		16.12	(10)		11.80
Forfeited	(11)		13.97	(66)		13.52
Outstanding at end of year	502	$	13.79	681	$	13.30
UARs exercisable at year-end	232			280		

*Weighted-average

The non-contingent UARs vest over five years and expire after six years. As of January 26, 2002, the 502,000 non-contingent UARs outstanding under this plan have exercise prices between $7.50 and $15.05.

Performance Contingent Plan

The Company granted qualifying senior management UARs where vesting is contingent upon reaching predetermined financial targets by the year ending January 26, 2002, and the personal ownership of units equal to the number of UARs granted. These contingent UARs vest over three years beginning in 2002 and expire after four years.

A summary of the Company's performance contingent plan and changes during the year is presented below:

Year Ended	January 2002			January 2001		
	UARs (000's)		Price*	UARs (000's)		Price*
Outstanding at beginning of year	305	$	13.88	349	$	14.08
Granted	-		-	20		10.84
Exercised	(2)		16.19	-		-
Forfeited	(251)		13.72	(64)		13.99
Outstanding at end of year	52	$	14.66	305	$	13.88
UARs exercisable at year-end	15			-		

*Weighted-average

As of January 26, 2002, the 52,000 performance UARs outstanding under the plan have exercise prices between $14.00 and $15.05.

15. comparative amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

unitholder information

Quarterly History

Fiscal Year	Unit Price High	Unit Price Low	Unit Price Close	Volume	EPU*
2001	**$ 17.50**	**$ 12.75**	**$ 17.20**	**4,776,262**	**$ 1.95**
April 30, 2001	15.00	12.75	14.75	892,180	0.34
July 31, 2001	15.25	14.00	15.20	969,905	0.48
October 31, 2001	16.89	14.85	16.00	785,094	0.50
January 31, 2002	17.50	14.68	17.20	2,129,083	0.63
2000	**$ 13.00**	**$ 9.80**	**$ 13.00**	**4,843,447**	**$ 1.89**
April 30, 2000	12.25	10.50	11.00	518,281	0.29
July 31, 2000	13.00	10.70	11.30	846,965	0.46
October 31, 2000	11.30	9.80	10.90	1,773,028	0.46
January 31, 2001	13.00	10.25	13.00	1,705,173	0.68
1999	**$ 15.95**	**$ 11.25**	**$ 12.00**	**2,795,060**	**$ 1.86**
April 30, 1999	15.75	13.75	14.75	463,940	0.35
July 31, 1999	15.95	14.00	15.40	489,562	0.57
October 31, 1999	15.50	12.75	13.30	1,062,717	0.43
January 31, 2000	13.50	11.25	12.00	778,841	0.51

* Earnings per unit


Relative Stock / Unit Price Performance
values as at January 31st
250
200
150
100
50
0
100
100
100
132
112
116
157
114
117
134
146
99
165
162
119
241
135
145
1997
1998
1999
2000
2001
2002
NWF
TSE 300
TSE 300 Merchandising Sub-Index

This chart compares the relative performance of units of North West Company Fund, formerly shares of The North West Company, over the past five years, with the TSE 300 composite index and the TSE 300 merchandising sub-index. The shares were converted on a one-for-one basis into units of the Fund effective March 27, 1997. The index incorporates the reinvestment of dividends and income distributions.

2002 Financial Calendar
Reporting Dates
First Quarter: May 30, 2002
Second Quarter: September 12, 2002
Third Quarter: December 11, 2002
Fourth Quarter: March 12, 2003

North West Company Fund
Distribution Dates
- March 15, 2002
  Record date: February 15, 2002
- June 15, 2002
  Record date: May 15, 2002
- September 15, 2002
  Record date: August 15, 2002
- December 15, 2002
  Record date: November 15, 2002

Annual Meeting
The Annual and Special Meeting of Unitholders of North West Company Fund will be held on Thursday, May 30, 2002 at 11:30 am in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba.

Transfer Agent and Registrar
CIBC Mellon Trust Company
Winnipeg • Toronto
Toll-Free 1 800 387 0825
www.cibcmellon.ca

Stock Exchange Listing
The Toronto Stock Exchange

Stock Symbol NWF.UN
TIN # T 17 685 782
CUSIP # 662906-10-6

Number of units outstanding at fiscal year end: 16,126,000
Average number of units outstanding in 2001: 14,896,000

eleven year financial summary in thousands of Canadian dollars

Fiscal Year	2001 52 weeks	2000 52 weeks	1999 52 weeks	1998 52 weeks	1997 53 weeks
Consolidated Statements of Earnings					
Sales and other revenue – Canadian Operations	**$ 532,349**	$ 502,756	$ 478,508	$ 494,023	$ 497,997
Sales and other revenue – Alaskan Operations	**171,694**	156,276	147,961	135,095	118,713
Sales and other revenue – Total	**704,043**	659,032	626,469	629,118	616,710
Trading Profit (EBIUTDA) – Canadian Operations	**60,337**	54,534	51,075	55,736	53,478
Trading Profit (EBIUTDA) – Alaskan Operations	**10,198**	9,352	8,881	6,304	3,620
Trading Profit (EBIUTDA) – Total Operations	**70,535**	63,886	59,956	62,040	57,098
Amortization – Canadian Operations	**19,301**	18,568	17,287	16,739	15,525
Amortization – Alaskan Operations	**3,393**	2,987	2,860	2,470	1,986
Amortization – Total	**22,694**	21,555	20,147	19,209	17,511
Unusual Item	**–**	–	–	20,000	–
Interest	**10,501**	13,236	11,701	13,714	12,298
Income tax provision (recovery)	**8,325**	961	151	(7,028)	6,252
Earnings (loss)	**29,015**	28,134	27,957	16,145	21,037
Cash flow from operations	**55,773**	47,782	44,854	52,110	35,992
Pre-tax cash flow from operations	**56,957**	48,844	46,747	54,731	47,586
Cash flow from operations after distributions/dividends	**34,398**	26,336	23,254	33,360	27,067
Distributions/Dividends	**21,375**	21,446	21,600	18,750	8,925
Capital expenditures	**20,427**	19,133	22,777	18,328	28,818
Change in cash	**296**	(1,567)	(1,481)	1,260	6,967
Consolidated Balance Sheets					
Current assets	**$ 218,814**	$ 192,250	$ 176,164	$ 174,137	$ 213,659
Capital assets	**194,025**	194,448	195,429	197,310	198,074
Future income taxes	**9,358**	19,212	3,593	2,919	(9,102)
Other assets	**9,836**	10,055	12,351	13,045	13,403
Current liabilities	**202,875**	100,886	92,486	90,723	121,398
Long-term debt	**9,634**	124,106	125,146	132,571	134,476
Equity	**219,524**	190,973	169,905	164,117	160,160
Consolidated per Unit/Share ($)					
Basic and fully diluted earnings before unusual item	**$ 1.95**	$ 1.89	$ 1.86	$ 1.82	$ 1.40
Earnings (loss) – fully diluted	**1.95**	1.89	1.86	1.08	1.40
Cash flow from operations	**3.74**	3.21	2.99	3.47	2.40
Pre-tax cash flow from operations	**3.82**	3.28	3.12	3.65	3.17
Distributions paid in cash during the year	**1.455**	1.440	1.440	1.000	0.395
Distributions paid in units during the year	**0.00**	0.00	0.00	0.25	0.00
Dividends paid during the year	**0.00**	0.00	0.00	0.00	0.20
Cash flow from operations after cash distributions/dividends	**2.29**	1.77	1.55	2.47	1.80
Equity at end of fiscal year	**13.61**	13.00	11.33	10.94	10.68
Market price at January 31	**17.20**	13.00	12.00	15.50	14.00
Statistics at Year End					
Number of stores – Canadian	**152**	152	152	150	162
Number of stores – Alaskan	**24**	24	25	23	28
Canadian stores selling square feet (000's) end of year	**1,054**	1,019	998	990	1,063
Alaskan stores selling square feet (000's) end of year	**248**	238	235	229	227
Canadian sales per average selling square foot	**$ 514**	$ 499	$ 481	$ 481	$ 477
Alaskan sales per average selling square foot	**$ 707**	$ 661	$ 638	$ 592	$ 520
Number of employees – Canadian	**4,015**	3,822	3,787	3,823	4,004
Number of employees – Alaskan	**690**	655	655	635	685
Average units/shares outstanding (000's)	**14,896**	14,875	15,000	15,000	15,000
Units/shares outstanding at end of fiscal year (000's)	**16,126**	14,691	15,000	15,000	15,000
Units/shares traded during the year (000's)	**4,776**	4,843	2,795	4,606	6,195
Financial Ratios					
EBIUTDA (%)	**10.0**	9.7	9.6	9.9	9.3
EBIUT (%)	**6.8**	6.4	6.4	6.8	6.4
Total return on net assets before unusual item (%)	**12.7**	11.5	11.6	12.1	11.4
Return on average equity before unusual item (%)	**14.9**	15.2	16.8	17.6	13.9
Distributions/Dividends as % of cash flow from operations	**38.9**	44.8	48.2	28.8	24.8
Inventory turnover (times)	**3.3**	3.3	3.4	3.1	3.0

1996 52 weeks	1995 52 weeks	1994 52 weeks	1993 52 weeks	1992 53 weeks	1991 52 weeks	Fiscal Year
						Consolidated Statements of Earnings
$ 474,465	$ 470,306	$ 470,890	$ 451,014	$ 447,604	$ 410,879	Sales and other revenue – Canadian Operations
116,118	*121,728*	*115,352*	*97,665*	*25,106*	*–*	*Sales and other revenue – Alaskan Operations*
590,583	592,034	586,242	548,679	472,710	410,879	Sales and other revenue – Total
57,198	47,451	48,760	42,966	40,280	39,607	Trading Profit (EBIUTDA) – Canadian Operations
2,159	*580*	*1,877*	*5,187*	*964*	*–*	*Trading Profit (EBIUTDA) – Alaskan Operations*
59,357	48,031	50,637	48,153	41,244	39,607	Trading Profit (EBIUTDA) – Total Operations
14,181	12,535	10,377	8,949	7,703	7,553	Amortization – Canadian Operations
1,968	2,636	1,828	1,150	170	–	Amortization – Alaskan Operations
16,149	15,171	12,205	10,099	7,873	7,553	Amortization – Total
–	16,129	–	–	–	772	Unusual Item
11,843	12,548	10,472	8,457	9,157	11,297	Interest
13,507	9,355	11,721	12,435	9,507	9,130	Income tax provision (recovery)
17,858	(5,172)	16,239	17,162	14,954	12,923	Earnings (loss)
30,587	23,966	26,173	29,283	25,207	20,597	Cash flow from operations
41,072	36,979	40,623	37,989	37,979	21,082	Pre-tax cash flow from operations
24,493	17,500	19,869	23,473	20,025	16,308	Cash flow from operations after distributions/dividends
6,094	6,466	6,304	5,810	5,182	4,289	Distributions/Dividends
22,994	29,745	58,476	33,304	26,370	11,275	Capital expenditures
(1,759)	(1,285)	(683)	(6,249)	8,764	(2,080)	Change in cash
						Consolidated Balance Sheets
$ 184,836	$ 185,932	$ 204,253	$ 182,735	$ 174,486	$ 152,200	Current assets
184,268	179,651	179,822	145,255	122,024	90,014	Capital assets
(8,570)	(9,587)	(10,930)	(11,782)	(9,542)	(8,310)	Future income taxes
14,632	10,364	8,359	3,065	1,902	–	Other assets
92,585	83,671	135,591	83,788	87,142	94,772	Current liabilities
135,228	142,736	85,939	87,833	66,382	45,000	Long-term debt
147,353	139,953	159,974	147,652	135,346	94,132	Equity
						Consolidated per Unit/Share ($)
$ 1.18	$ 0.68	$ 1.00	$ 1.06	$ 1.05	$ 0.93	Basic and fully diluted earnings before unusual item
1.18	(0.32)	1.00	1.06	1.05	0.93	Earnings (loss) – fully diluted
2.03	1.49	1.62	1.82	1.76	1.54	Cash flow from operations
2.72	2.31	2.51	2.59	2.43	2.23	Pre-tax cash flow from operations
0.000	0.000	0.000	0.000	0.000	0.000	Distributions paid in cash during the year
0.00	0.00	0.00	0.00	0.00	0.00	Distributions paid in units during the year
0.40	0.40	0.39	0.36	0.35	0.32	Dividends paid during the year
1.63	1.09	1.23	1.46	1.41	1.22	Cash flow from operations after cash distributions/dividends
9.82	9.02	9.90	9.13	8.41	6.88	Equity at end of fiscal year
11.00	8.00	9.88	17.25	15.13	16.13	Market price at January 31
						Statistics at Year End
159	160	163	166	161	165	Number of stores – Canadian
27	28	28	20	20	0	Number of stores – Alaskan
1,026	1,009	1,004	949	922	932	Canadian stores selling square feet (000's) end of year
229	223	223	148	148	0	Alaskan stores selling square feet (000's) end of year
$ 466	$ 467	$ 482	$ 482	$ 485	$ 441	Canadian sales per average selling square foot
$ 513	$ 545	$ 622	$ 662	$ 681	$ 0	Alaskan sales per average selling square foot
3,725	3,779	3,728	3,788	3,649	3,725	Number of employees – Canadian
645	704	640	509	467	0	Number of employees – Alaskan
15,095	16,040	16,164	16,130	14,307	13,353	Average units/shares outstanding (000's)
15,000	15,519	16,164	16,164	16,097	13,673	Units/shares outstanding at end of fiscal year (000's)
6,862	5,873	3,691	7,352	7,429	2,409	Units/shares traded during the year (000's)
						Financial Ratios
10.1	8.1	8.6	8.8	8.7	9.6	EBIUTDA (%)
7.3	5.6	6.6	6.9	7.1	7.8	EBIUT (%)
13.4	9.8	12.4	14.9	16.2	17.2	Total return on net assets before unusual item (%)
12.7	7.0	10.6	12.3	14.6	14.9	Return on average equity before unusual item (%)
19.7	26.8	24.1	19.8	19.9	20.7	Distributions/Dividends as % of cash flow from operations
3.0	2.8	2.8	3.1	3.1	3.0	Inventory turnover (times)

directors

Ian Sutherland
57, Chairman of the Board of NWC since 1997; C.E.O. of NWC from 1993 to 1997. For most of his career, he has been an officer of MCAP Inc. and its predecessor The Mutual Trust Company. Director, MCAP Inc., MTC Leasing Inc., MFP Financial Services Inc., Alaska Commercial Company and Transport Nanuk Inc. NWC Director since he participated in the founding of the Company and the purchase of Northern Stores from the Hudson's Bay Company in 1987. NWF Trustee since 1997.

Edward S. Kennedy
42, President and CEO of NWC and Chairman & C.E.O. of the Alaska Commercial Company (AC) since 1997; Executive Vice-President of NWC and Chairman & C.E.O. of AC from 1995 to 1997; Executive Vice-President and C.O.O. of NWC from 1993 to 1995; Vice-President of Corporate Development, Counsel and Secretary of NWC from 1989 to 1995. Director, The Conference Board of Canada, Buhler Industries Inc., the Business Council of Manitoba and Balmoral Hall School. NWC Director since 1996.

Lloyd I. Barber
70, President and Vice Chancellor of the University of Regina from 1976 to 1990. Director, Bank of Nova Scotia, Molson Inc., TeckCominco Ltd., CanWest Global Communications Corp. and Greystone Capital Management Inc. NWC Director since 1991.

Donald A. Beaumont
67, President of Beaumont & Associates Retail Consultants since 1996; President and C.E.O. of Kmart Canada Ltd. from 1991 to 1996. Advisory Board of The Bargain! Shop Holdings Inc., Qlogitek Technology Ltd. and Communitech Inc. NWC Director since 1996.

Frank J. Coleman
48, President and C.E.O. of the Coleman Group of Companies since 1989. Director, Fishery Products International, Newfoundland Power, Canadian Council of Grocery Distributors and The Council for Canadian Unity. NWC Director since 1999.

Nellie J. Cournoyea
61, Chair and C.E.O. of Inuvialuit Regional Corporation since 1996; Premier of the Northwest Territories from 1991 to 1995; Minister of a number of Northwest Territories government portfolios from 1979 to 1995. Chair, Inuvik Regional Health and Social Services Board and the Aboriginal Pipeline Working Group. NWC Director since 1996.

Raymond Doré
62, Chairman of MCAP Inc. Director of MCAP Inc., MCAP Financial Corporation and MCAP Service Corporation. NWC Director since 1987.

Gary J. Lukassen
58, Executive Vice-President and C.F.O. of the Hudson's Bay Company (HBC) from 1989 until his retirement in 2001; Director of the HBC from 1987 to 2001; Senior Vice-President, Finance and Administration of the HBC from 1987 to 1989; Vice-President and Treasurer of the HBC from 1986 to 1987. Director, The Factory Mutual Insurance Company (FM Global). NWC Director since 1987.

Keith G. Martell
39, Chairman of the First Nations Bank of Canada since 1996; Executive Director of Finance of the Federation of Saskatchewan Indian Nations from 1994 to 1996; Chartered Accountant with KPMG from 1985 to 1994. Director, Rupertsland Holdings Inc., Saskatchewan Institute of Applied Sciences and Technology, Public Sector Pension Investment Board of Canada, National Aboriginal Business Association. NWC Director since 2000.

Stanley J. McKay
59, Co-Director of the Dr. Jessie Saulteaux Resource Centre since 1988; Director of Manitoba Hydro from 1999 to 2001; Director of Spiritual Care of the Health Sciences Centre from 1997 to 2000; Moderator of the United Church of Canada from 1992 to 1994. NWC Director since 1994.

James G. Oborne
60, Chairman of the Westgate Capital Group and Managing Partner of the Vision Capital Fund LP since 1990. Chairman of Alphair Ventilating Systems Inc. and the University of Winnipeg Pension Committee. Vice-Chairman of Jazz Golf Equipment Inc. and a Director of Futureview Inc., Manta Industries Limited, Faneuil Group Inc., the Manitoba College of Homeopathic Medicine Inc. and MDS Capital Corporation. NWC Director since 1987.

T. Iain Ronald
69, Vice Chairman and Director of the Canadian Imperial Bank of Commerce from 1992 until his retirement in 1995. Chairman TransAlta Power Ltd., TransAlta Cogeneration Ltd. since 1998. Director, Canada Life Assurance Company, Canada Life Financial Corporation, Leon's Furniture Limited, Loblaw Companies Limited, Strongco Inc., President's Choice Bank, Holt Renfrew Limited, The Sunnybrook Foundation, and The Toronto Symphony Foundation. NWC Director since 1987.

trustees

Ian Sutherland
see above

Kevin R. Bolt
49, Partner at Aikins, MacAulay & Thorvaldson since 1998; Senior Partner at Pitblado & Hoskin from 1985 to 1998. NWF Trustee since 1997.

David G. Broadhurst
60, President of Poynton Investments Limited; President and C.O.O. of Reeve Court Insurance Limited (Bermuda) from June 1998 to July 2001; Investment Banker with First Marathon Securities Limited from April 1996 to May 1998; previously spent his entire career with PriceWaterhouse Canada retiring in March 1996 as the Senior Tax Partner. Director MCAP Inc. and Gerbro Inc. NWF Trustee since 1997.

corporate directory

The North West Company Inc.

Directors

Ian Sutherland[1,5]
Chairman

Edward S. Kennedy
President & C.E.O.

Lloyd I. Barber[2]
President Emeritus,
The University of Regina

Donald A. Beaumont[1,3,4]
President,
Beaumont & Associates

Frank J. Coleman[3,4]
President & C.E.O.,
Coleman Group of Companies

Nellie J. Cournoyea[2,5]
Chairperson & C.E.O.,
Inuvialuit Regional Corporation

Raymond Doré[2,3]
Chairman,
MCAP Inc.

Gary J. Lukassen[1,3,4]
Corporate Director

Keith Martell[3,4]
Chairman,
First Nations Bank of Canada

Stanley J. McKay[4,5]
Co-Director, Dr. Jessie
Saulteaux Resource Centre

James G. Oborne[1,2,5]
Chairman, Westgate
Capital Management Corp.

T. Iain Ronald[1,2,5]
Corporate Director

Officers

Ian Sutherland
Chairman

Edward S. Kennedy
President & C.E.O.

Gary V. Eggertson
Vice-President, C.F.O.
& Secretary

Scott F. Findlay
Vice-President,
Food Marketing

Leonard G. Flett
Vice-President,
Store Development
& Public Affairs

Carl A. McKay
Vice-President,
Sales & Operations
Traders Division

Karen J. Milani
Vice-President,
Human Resources

James B. Mitchell
Vice-President,
General Merchandise
Marketing

David J. Preddy
Vice-President,
Sales & Operations
Merchants Division

Paul G. Smith
Vice-President,
Logistics & Supply Chain
Services

Committees of the Board
[1] *Executive Committee*
[2] Corporate Governance & Nominating Committee
[3] *Audit Committee*
[4] Human Resources & Compensation Committee
[5] Pension Committee

North West Company Fund

Trustees

Ian Sutherland
Chairman,
The North West Company Inc.

Kevin R. Bolt
Partner,
Aikins, MacAulay &
Thorvaldson

David G. Broadhurst
President,
Poynton Investments Limited

Officers

Gary V. Eggertson
C.F.O. & Secretary

Reinhard Sedlacek
Treasurer

PRINCIPAL SUBSIDIARY COMPANY:

Alaska Commercial Company

Directors & Officers

Edward S. Kennedy[1,2]
Chairman & C.E.O.

Gerald H. Bittner[1,2]
President

Gary V. Eggertson[1,2]
C.F.O. & Secretary

Robert S. Galosich[2]
Vice-President,
Wholesale Operations

Ian Sutherland[1]
Chairman,
The North West Company Inc.

R. Grant Hodge[1,2]
Vice-President,
Large Store Operations

Reinhard Sedlacek[2]
Treasurer

Rex A. Wilhelm[2]
Vice-President,
Small Store Operations

[1] Director
[2] Officer

Corporate Information

Auditors
PricewaterhouseCoopers LLP

Bankers
The Toronto-Dominion Bank
Bank of Montreal

Registered Office
Gibraltar House
77 Main Street
Winnipeg, Manitoba
Canada R3C 2R1
204 943 0881
Toll-free: 1 800 563 0002

For additional copies of this report or for general information about the Fund or the Company, contact our Assistant Corporate Secretary, Linda Peever.

Dial direct: 204 934 1504
Fax: 204 934 1455
E-mail: lpeever@northwest.ca
www.northwest.ca

Trademarks are used throughout this annual report in an editorial fashion *with no intention of infringement. All trademarks (shown in italics) are the* legal property of their registered owners.
Design: Circle
Editorial services: Blunn & Company Inc.
Principal photography: Ian McCausland
Printing: Transcontinental Coronet Printers


Imagine

The North West Company is recognized as a Caring Company by IMAGINE, an initiative *of the Canadian Centre for Philanthropy. IMAGINE-designated companies have a policy* of donating at least 1% of average pre-tax profits to charitable and nonprofit organizations.

At The North West Company, the commitment of employees goes far beyond merely donating funds. Employees devote their time and expertise, both on and off the job, to ensure the success of various community organizations and projects.



Printed in Canada on recyclable, acid-free paper.

values worth striving for...

customer

investor

[illegible]
create economic value and
achieve top quartile performance.

community

...actively supporting local
events and community
development initiatives.

employee

...fostering a spirit of enterprise
and reward for performance
in an environment characterized
by openness, mutual respect and
encouragement.

The North West Company Inc.
Gibraltar House, 77 Main Street
Winnipeg, MB Canada R3C 2R1
Telephone: 204 943 0881
Toll-free: 1 800 563 0002
www.northwest.ca